PRIMERO ACHIEVES 2012 GUIDANCE AND PROVIDES 2013 OUTLOOK
(Please note that all dollar amounts in this news release are expressed in Canadian dollars unless otherwise indicated.)

Toronto, Ontario, January 23, 2013 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) today announced production and estimated cash costs for 2012 and provided production and cash cost guidance for 2013 with a three year outlook.

Highlights:

  Strong fourth quarter production of 26,300 gold equivalent ounces1 resulted in annual 2012 production of 111,130 gold equivalent ounces, 9% higher than 2011 and within the Company’s increased guidance range2;

  Cash costs3,4 for full year 2012 are estimated at $636 per gold equivalent ounce, or $365 per gold ounce after by-product credits, within the Company’s guidance range; compared to $640 per gold equivalent ounce, or $384 per gold ounce on a by-product basis in 2011;

  Production is expected to increase again in 2013 by up to 17% to between 120,000 and 130,000 gold equivalent ounces;

  Three-year plan forecasts at least an 80% increase in production from 2012 to over 200,000 gold equivalent ounces, including production from Cerro Del Gallo, by the end of 20155.

“Primero had an excellent year in 2012,” stated Joseph F. Conway, President and C.E.O. “We demonstrated that the San Dimas mine has significant geological potential and we announced an expansion which will boost production by at least 40% within the next two years. We also improved our tax position - substantially increasing our annual cash flow. In December we announced the pending acquisition of the Cerro Del Gallo development project in Mexico, which will increase our medium-term production to over 250,000 gold equivalent ounces5 per year and more than triples our resource base. All of these activities translated into a superior share price performance. Primero’s share value increased by 97% in 2012 compared against industry equity benchmarks which were all negative. We intend to continue to deliver positive results for all our stakeholders in 2013 and beyond.”

Strong Fourth Quarter Production Closes a Successful Year for Primero

Primero produced 26,300 gold equivalent ounces during the fourth quarter of 2012. This resulted in annual 2012 production of 111,130 gold equivalent ounces, within the Company’s increased guidance range of 110,000 to 120,000 gold equivalent ounces.

The Company produced 23,140 ounces of gold and 1.31 million ounces of silver6 in the fourth quarter 2012, 15% and 10% higher, respectively, than the fourth quarter 2011, due mainly to higher throughput. This resulted in the Company producing 87,899 ounces of gold and 5.13 million ounces of silver in full year 2012, 10% and 12% higher than 2011 respectively.

Production at San Dimas in 2012 was higher than 2011 primarily as a result of mining more ore at similar grades. Throughput in 2012 increased by approximately 9% over 2011, averaging 1,976 tonnes per day (“TPD”) (based on 365 day availability), mainly as a result of the Company’s mining optimization program that was initiated mid-year. The optimization program has been successful at reducing process variation, increasing throughput and has also improved mining dilution rates observed.

The Company was also successful at controlling costs, slightly lowering 2012 costs per tonne compared to 2011. Fourth quarter cash costs are expected to be $677 per gold equivalent ounce, or $535 per gold ounce on a byproduct basis. Total cash costs for the full year 2012 are expected to be $636 per gold equivalent ounce, or $365 per gold ounce on a by-product basis.

As part of the Company’s optimization program it began testing long-hole mining during the third quarter of 2012. By the end of 2012 Primero was operating two long-hole drills to test the mining method in several of the San Dimas veins with varying widths and dip.

Results were very encouraging and as a result the Company has included long-hole mining as part of the 2013 mine plan. The main conclusions of the long-hole testing at San Dimas were:

  It is possible to drill/blast even the narrow San Dimas vein systems while maintaining overall dilution of 20-30%. This compares favourably to the use of current jumbo drills at 70-100% dilution.

  Use of long-hole mining is expected to reduce total development required for operation.

  Management estimates it can include long-hole mining for up to 30% of total mining at San Dimas, which could ultimately represent a reduction of 15% of mining unit costs and a reduction of overall mining dilution to approximately 40% compared to the 2011 reserve estimate of 58%.

  Implementation of long-hole mining (planning/development/mining sequences) will require a transition period of approximately one year at San Dimas.

Robust Outlook for 2013

In 2013 Primero expects to increase production to between 120,000 and 130,000 gold equivalent ounces, up to 17% higher than 2012, based on higher throughput at slightly higher grades. Production is expected to ramp-up at the end of the first quarter when the current maximum milling capacity of 2,150 TPD is achieved.

Cash costs for 2013 are expected to be in the range of $620 to $640 per gold equivalent ounce or between $280 and $300 per gold ounce on a by-product basis, similar to or below 2012 cash costs. Primero’s 2013 outlook is summarized in the following table:

Outlook 2013
Attributable gold equivalent production[1] (gold equivalent ounces)	120,000-130,000
Gold production (ounces)	90,000-100,000
Silver production[6] (ounces)	6,000,000-6,500,000
Total cash costs[3] (per gold equivalent ounce)	$620 - $640
Total cash costs[3] - by-product (per gold ounce)	$280 - $300

Material assumptions used to forecast total cash costs for 2013 include: an average gold price of $1,700 per ounce; an average silver price of $8.52 per ounce (calculated using the silver agreement contract price of $4.12 per ounce and assuming excess silver beyond contract requirements is sold at an average silver price of $30 per ounce); and foreign exchange rates of 1.00 Canadian dollars and 13 Mexican pesos to the US dollar.

Capital expenditures during 2013 are expected to increase to approximately $42 million excluding capitalized exploration costs. Underground development capital and sustaining capital remain at similar levels to 2012, with approximately 49% of 2013 capital expenditures allocated to projects and 51% to operations. The 2013 project capital includes the mill expansion to 2,500 TPD ($10.7 million) and the first phase of a two-year waste rock pad project ($6.8 million) designed to support the long-term (20 years) waste disposal at San Dimas.

Underground development in 2013 will again be focused in the main mining (Central Block and Sinaloa Graben) blocks. In 2013 the majority of the ore is anticipated to come from the Central Block with approximately 30% from the higher-grade Sinaloa Graben block.

Estimated 2013 Capital Expenditures	Outlook 2013
San Dimas Underground Development	$9.9 million
Sustaining Capital	$11.6 million
Waste Rock Pad	$6.8 million
Mill Expansion	$10.7 million
Other Projects	$3.0 million
Total	$42 million

Primero is committed to the safety, health and welfare of its employees, contractors and visitors to the mine. Despite this commitment, a tragic workplace accident occurred in 2012 resulting in the death of an employee. As a result, the Company has conducted a thorough assessment of its workplace safety program and plans to reinforce and enhance its safety processes in 2013.

Mine Exploration Success Leads Way for District Exploration Program

Following a very successful 2012 exploration program which saw the discovery of two new high-grade veins in the Sinaloa Graben and a 17% increase in gold contained in Mineral Reserves at mid-year 2012, Primero will be initiating a district exploration program in 2013. The exploration work will be divided between District Exploration (field activities and exploration drilling from surface on the San Dimas property as well as the Ventanas property) and Mine Exploration (delineation and exploration drilling and drifting from underground in the San Dimas mine). The entire 2013 exploration plan is expected to total approximately $15.4 million and aims to increase reserves and resources and define higher-grade underground ore.

The San Dimas property covers an area of 24,825 hectares. More than 120 veins have been recognized, explored and some of them exploited starting in 1928. However, the historic records show the outcrop of more than 260 veins. To date, half of the San Dimas property is completely unexplored, either because of the barren geological capping or lack of basic geological reconnaissance. Therefore, the potential to discover new economic veins regionally is considered excellent.

The Mine Exploration program includes approximately 54,000 metres of diamond drilling and 3,900 metres of exploration drifting. The Mine Exploration program will focus mainly on reserve and resource development and the exploration for the extension of the known underground veins. The majority of the delineation drilling is planned for the Roberta/Robertita and Marina 1/Marina 2 vein systems in the Central Block and the Victoria/Alexa and Elia/Aranza vein systems in the Sinaloa Graben.

The District Exploration program includes approximately 19,000 metres of drilling and will focus mainly on new discoveries as well as on the surface features of the known underground veins.

The east-west tunnel that joins the north-south Sinaloa Graben tunnel, connecting the historical main mining block, the Central Block, with the new mining area, the Sinaloa Graben, is expected to be completed in early 2013, significantly improving access routes at the mine. The Company is also driving a second east-west haulage tunnel approximately 250 metres below the first, that is expected to be completed within 18 months and is designed to facilitate the increased haulage associated with the mine expansion to 2,500 TPD.

Three-Year Plan Shows Significant Growth

Primero’s three-year plan reflects the benefits of the investments made during 2012 and that are planned for 2013 including anticipated production from the Cerro Del Gallo asset commencing in mid-2015. The Company’s production profile (shown in Figure 1) reflects the optimization of San Dimas to achieve its current milling capacity of 2,150 TPD by the end of the first quarter of 2013, the expansion of San Dimas to 2,500 TPD by the end of the first quarter of 2014 plus incorporates long-hole mining into the 2013 to 2015 mining plan. 5,7

Assumptions used to forecast total cash costs for the three year plan include flat metals prices of an average gold price of $1,700 per ounce; and an average silver price of $8.52 per ounce (calculated using the silver agreement contract price of $4.12 per ounce and assuming excess silver beyond contract requirements is sold at an average silver price of $30 per ounce).

The Company has designed the mill expansion project such that a potential further expansion to 3,000 TPD can be achieved with minimal capital and no down-time at the operation. The Company will continue detailed engineering in 2013 for a potential expansion to 3,000 TPD and, based on exploration results, could announce a further expansion to 3,000 TPD before the end of the year.

Cerro Del Gallo Acquisition Diversifies Production Base and Enhances Growth

Primero’s proposed acquisition of the Cerro Del Gallo asset, announced in early December 20125, will create a diversified, high growth, competitive-cost precious metals producer in Mexico with further consolidation opportunities. It will diversify Primero from a single asset company to a multi-mine producer and delivers on the Company’s strategy of growth in low risk regions of the Americas. Cerro Resources NL shareholders will own approximately 15% of the issued common shares of Primero on a proforma basis.

The proposed acquisition doubles Primero’s reserves and triples its measured and indicated resources7 and will diversify and improve its production profile. The Company’s combined three year plan forecasts production to increase by at least 80% to over 200,000 gold equivalent ounces in 2015. The first production from Cerro de Gallo is expected to occur in mid-20157.

At flat metals prices of $1,700 per ounce of gold and $30 per ounce of silver, the forecast 2015 combined cash costs are expected to be approximately $650 per gold equivalent ounce, or below $450 per ounce on a by-product basis.

Assuming the transaction closes in May 2013 as expected, Primero estimates 2013 capital expenditures of between $50 and $60 million on the Cerro Del Gallo project.

Figure 1: Primero’s Forecast Production Profile5,7

(1) “Gold equivalent ounces” include silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices realized for each period. The ratio for the fourth quarter 2012 was 416:1 based on the average realized prices of $1,715 per ounce of gold and $4.12 per ounce of silver. The ratio for full year 2012 was 221:1 based on the average realized prices of $1,662 per ounce of gold and $7.52 per ounce of silver. The ratio used for the 2013 guidance projection is 200:1 based on estimated average prices of $1,700 per ounce of gold and $8.52 per ounce of silver.

(2) As announced on August 2, 2012 in the news release “Primero Reports Record Second Quarter 2012 Results; and Increases 2012 Production Guidance”.

(3) Total cash costs per gold equivalent ounce and total cash costs on a by-product basis are non-GAAP measures. Total cash costs per gold equivalent ounce is defined as cost of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs on a byproduct basis are calculated by deducting the by-product silver (and copper in the case of Cerro de Gallo) credits from operating costs. The Company reports total cash costs on a production basis. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

(4) The preliminary cash cost information provided is approximate and may differ from the final results included in the 2012 annual audited financial statements and MD&A.

(5) Assuming the successful closing of the Cerro Del Gallo acquisition as announced by the Company on December 12, 2012 in the news release “Primero to Acquire Cerro Del Gallo”, available on the Company’s website www.primeromining.com or Sedar www.sedar.com and that it begins production in mid-2015.

(6) According to the silver purchase agreement between the Company and Silver Wheaton Corp., until August 6, 2014 Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of silver produced at San Dimas and 50% of any excess at $4.12 per ounce (increasing by 1% per year). Thereafter Primero will deliver to Silver Wheaton a per annum amount equal to the first 6.0 million ounces of silver produced at San Dimas and 50% of any excess at $4.20 per ounce (increasing by 1% per year). The Company will receive silver spot prices only after the annual threshold amount has been delivered.

(7) Assuming Goldcorp Inc. converts their 30.8% position in Cerro Del Gallo to a Net Profit Interest and that resources include reserves. Cerro Resources NL has filed a technical report under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) entitled “Technical Report, First Stage Heap Leach Feasibility Study, Cerro del Gallo Gold Silver Project, Guanajuato, Mexico” (the “Technical Report”) with an effective date of May 11, 2012. Mr. Gabriel Voicu, Vice President, Geology and Exploration, who is a “qualified person” for the purposes of NI 43-101, has reviewed the Technical Report on behalf of Primero. To the best of Primero’s knowledge, information and belief, there is no new material scientific or technical information that would make the Technical Report inaccurate or misleading. Primero plans to file a technical report on the Cerro Del Gallo project within 180 days of December 13, 2012 in accordance with the requirements of NI 43-101.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine in Mexico. Primero is focused on delivering superior, sustainable value for all stakeholders with low-risk exposure to gold. The Company intends to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “is possible “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events or results “are anticipated”, “may”, “could”, “would”, “might” or “will require”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements in this press release include, but are not limited to, statements regarding the Company’s total cash costs for the fourth quarter and year-end of 2012; the level of gold equivalent production at San Dimas; the realization of silver sales at spot prices; the amount of gold equivalent ounces production in 2013, the cash costs for 2013; the capital expenditures in 2013; the underground development in 2013; the amount of ore from the Company’s operations in 2013; three-year plan forecasts; the pending acquisition of the Cerro del Gallo asset; the probability of encountering high grade mineralization in, and the exploration potential of, the Company’s exploration targets; anticipated improvements arising from long-hole mining; the completion of haulage tunnels; optimization and expansion initiatives; and the Company’s intentions to become an intermediate gold producer.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this press release; that there are no significant disruptions affecting operations; that development and expansion at San Dimas proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels or as set out in this press release; that prices for gold and silver remain consistent with the Company's expectations; that production meets expectations; that the Company will sell some of its silver production at spot prices in 2013; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and in Sinaloa Graben; that there are no material variations in the current tax and regulatory environment; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour; that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the Company may not be able to achieve planned production levels; the Company may not be able to expand production at San Dimas, or close the acquisition of the Cerro Del Gallo asset or develop it to realize anticipated production levels, the Company may be required to change its development and exploration plans with a negative impact on production; the Company may not discover mineralization in minable quantities; the exchange rate between the Canadian dollar, the Mexican peso and the United States dollar may change with an adverse impact on the Company’s financial results; the optimization and expansion initiatives, long-hole mining and haulage tunnels may not provide the benefits anticipated; the Company may not be able to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.